

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 10, 2017

Via E-mail
Richard G. Stifel
Chief Financial Officer
Mountain High Acquisitions Corp.
6501 E. Greenway Parkway, #103-412
Scottsdale, AZ   85254

    Re: **Mountain High Acquisitions Corp.**
          Form 10-K for the Fiscal Year Ended March 31, 2016
          Filed July 14, 2016
          Amendment 1 to Form 10-K for the Fiscal Year Ended March 31, 2016
          Filed February 21, 2017
          File No. 333-175825

Dear Mr. Stifel:

We have reviewed your February 21, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2017 letter.

Amendment 1 to Form 10-K for the Fiscal Year Ended March 31, 2016

Consolidated Statement of Operations, page 4

1.   We note that your Form 10-K is for the fiscal year ended March 31, 2016. However, your Consolidated Statements of Operations state that they are for the three months ended June 30, 2016 and 2015, and indicate that they are unaudited. Further, we note that the fiscal year 2015 loss per share amounts presented are incorrect and the Statements of Cash Flows do not state the periods for which they are presented. Please amend the Form 10-K to include primary financial statements that clearly indicate the correct periods being presented and to correctly present loss per share amounts for the years ended

March 31, 2016 and 2015. Refer to Rule 8-02 of Regulation S-X for guidance on the financial statements required in your Form 10-K and to ASC 220, 225 and 230 for examples of the correct presentation.

Note 1 – Organization and Basis of Presentation, page 7

2.   We note your response to comment 5 and that you purchased Greenlife for $2.3 million on May 22, 2015. We also note that this acquisition meets the investment significance test detailed in Rule 8-04(b)(2) of Regulation S-X at a greater than 40% level. Accordingly, please file Greenlife's audited financial statements for the two most recent fiscal years and the interim period prior to acquisition as required by Rule 8-04(c)(1) of Regulation S-X and the related pro forma financial information as required by Rule 8-05 of Regulation S-X.

You may contact David Burton at (202) 551-3626 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery